                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0101
                                                      Expires:   August 31, 2003
                                                      Estimated average burden
                    UNITED STATES                     hours per response.....2.0
         SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, DC 20549                         SEC USE ONLY
                      FORM 144                        --------------------------
   NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT     DOCUMENT SEQUENCE NO.
    TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                      --------------------------
                                                      CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this
           form concurrently with either placing      --------------------------
           an order with a broker to execute          WORK LOCATION
           sale or executing a sale directly
           with a market maker.                       --------------------------

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 1(a) NAME OF ISSUER (PLEASE TYPE OR PRINT)                  (b) I.R.S. IDENT. NO.    (c) S.E.C. FILE NO.
PG&E Corporation                                                    943234914              001-12609
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                 One Market Spear Tower,   San Francisco    CA              94105           ------------------------
                                 Suite 2400                                                                 AREA CODE      NUMBER
                                                                                                               415        267-7000
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) I.R.S. IDENT.  (c) RELATIONSHIP      (d) ADDRESS    STREET    CITY    STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NO.                TO ISSUER

Continental Casualty Company                  362114545            none            CNA Plaza - 23 South   Chicago    IL      60685
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

 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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       3(a)                            (b)                                                    (c)                  (d)
   TITLE OF THE          NAME AND ADDRESS OF EACH BROKER           S.E.C. USE ONLY     NUMBER OF SHARES         AGGREGATE
     CLASS OF         THROUGH WHOM THE SECURITIES ARE TO BE        ---------------      OR OTHER UNITS           MARKET
    SECURITIES         OFFERED OR EACH MARKET MAKER WHO IS          BROKER-DEALER         TO BE SOLD              VALUE
    TO BE SOLD               ACQUIRING THE SECURITIES                FILE NUMBER       (See Instr. 3(c))    (See Instr. 3(d))
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                    Oppenheimer & Company, Attn.: Steven
Common Stock        Grodko, 125 Broad Street, 14th Floor, New                               14,823              $357,678.99
                    York, NY 10004
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------------------------------------------------------------------------------------------------------------------------------

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

     (e)                      (f)                    (g)
NUMBER OF SHARES            APPROXIMATE            NAME OF EACH
 OR OTHER UNITS             DATE OF SALE            SECURITIES
   OUTSTANDING           (See instr. 3(f))           EXCHANGE
(See Instr. 3(e))         (MO., DAY, YR.)       (See Instr. 3(g))
------------------------------------------------------------------------------------------------
   412,036,000                11/11/03         New York Stock Exchange
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

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

INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code
   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's or I.R.S identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code
   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                            OVER
                                                                SEC 1147 (10-00)

                         TABLE I--SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date You    Nature of Acquisition    Name of Person from        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If gift, also give        Acquired
                                                      date donor acquired)
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                          Pursuant to the purchase of
                          $4,000,000 New Tranche B Term                                                         Cash wire for
                          Loan of PG&E Corporation,                                                             Tranche B term
                          Continental Casualty Company                                                          Loan, and cashless
                          received 14,830 warrants that                         14,830 warrants that            exercise of warrants
                          were convertible into shares                          were convertible                convertible into
                          of common stock of PG&E                               into common stock               PG&E common
Common Stock    10/18/02  Corporation                  Lehman Commercial Paper  of PG&E Corporation   10/18/02  stock
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

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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               TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
   Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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N/A
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

REMARKS:

On 10/18/02, Continental Casualty Company purchased $4,000,000 New Tranche B Term Loan of PG&E Corporation from Lehman Commercial Paper. As part of this transaction, Continental Casualty Company received a certificate for 14,830 warrants that were convertible into PG&E Corporation common stock. On or about 10/28/03, Continental Casualty Company exercised a cashless exercise of all 14,830 warrants and received 14,823 shares of PG&E Corporation common stock. On 11/11/03, Continental Casualty Company sold 14,823 shares of PG&E Corporation common stock pursuant to Rule 144 under the Securities Act of 1933 at an average price of approximately $24.13 per share through Oppenheimer and Company.

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                                November 11, 2003
                    ----------------------------------------
                                (DATE OF NOTICE)

                                      /s/
                    ----------------------------------------
                                  (SIGNATURE)

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)